Exhibit (a)(1)(K)
Company contacts:
Bob Blair
Investor Relations
949.672.7834
robert.blair@wdc.com
Steve Shattuck
Public Relations
949.672.7817
steve.shattuck@wdc.com
FOR IMMEDIATE RELEASE:
WD EXTENDS TENDER OFFER FOR KOMAG SHARES
     LAKE FOREST, Calif. — Aug. 2, 2007 — Western Digital Corp. (NYSE: WDC) today announced that it is extending its previously announced tender offer for all outstanding shares of Komag, Incorporated (NASDAQ: KOMG), until 7:00 a.m., New York City time, on Wed., Sept. 5, 2007. The tender offer is being extended because the required waiting period under the antitrust laws of the People’s Republic of China is not expected to expire until the close of business, Beijing time, on Wed., Sept. 5, 2007. WD expects to complete the tender offer promptly following the expiration of this waiting period. WD filed the required notification with the Chinese authorities on July 25, 2007. As previously announced, the waiting period under the U.S. antitrust laws has already expired.
     On July 11, 2007, WD, through its indirect wholly-owned subsidiary, State M Corporation, commenced a tender offer for all outstanding shares of common stock of Komag at a price of $32.25 per share net to the seller in cash without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2007, as amended, and in the related Letter of Transmittal.
     According to information provided by the depositary for the offer, as of 5:00 p.m., New York City time, on Thu., Aug. 2, 2007, an aggregate of approximately 2.6 million shares of Komag common stock, had been tendered into, and not withdrawn from, the offer.
About WD
     WD, one of the storage industry’s pioneers and long-time leaders, provides products and services for people and organizations that collect, manage and use digital information. The company produces reliable, high-performance hard drives that keep users’ data accessible and secure from loss. WD applies its storage expertise to consumer products for external, portable and shared storage products.
     WD was founded in 1970. The company’s storage products are marketed to leading systems manufacturers, selected resellers and retailers under the Western Digital and WD brand names. Visit the Investor section of the company’s Web site (www.westerndigital.com) to access a variety of financial and investor information.
Forward Looking Statements
     This release contains forward-looking statements that are subject to certain risks and uncertainties and are subject to change at any time. Factors that could cause actual results to differ materially include, but are not limited to, the risk that the transaction will not close or that closing will be delayed, and other risks related to our business set forth in our filings with the Securities and Exchange Commission, including our quarterly report on Form 10-Q for the quarter ended March 30, 2007. There can be no assurance that the tender offer and second-step merger or any other transaction will be consummated, or if consummated, that it will increase shareholder value. The forward-looking statements involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the control of WD. We caution investors that any forward-looking statements made by us are not guarantees of future performance or events. We disclaim any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments, except to the extent required by law.
Additional Information and Where to Find It:
     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Komag common stock will be made only pursuant to the offer to purchase and related materials that WD, Western Digital Technologies, Inc. and State M Corporation filed with the SEC on Schedule TO on July 11, 2007, as amended. Komag also has filed a solicitation/recommendation statement on Schedule 14D-9, as amended, with respect to the offer. Komag stockholders and other investors should read these materials carefully because they contain important information, including the terms and conditions of the offer. Komag stockholders and other investors may obtain copies of these materials without charge from the SEC through the SEC’s Web site at www.sec.gov, from D.F. King & Co., Inc., the information agent for the offer, toll-free at 888.628.9011 (banks and brokers call 212.269.5550), from WD (with respect to documents filed by WD with the SEC), or from Komag (with respect to documents filed by Komag with the SEC). Stockholders and other investors are urged to read carefully those materials prior to making any decisions with respect to the offer.
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     Western Digital, WD, and the WD logo are registered trademarks of Western Digital Technologies, Inc.

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